                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549


                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934
                               (Amendment No. 1 )
                                             ---

                                    VIB CORP
                                    --------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                        (Title and Class of Securities)

                                   00091823H1
                                   ----------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                 (202) 775-8109
                             ---------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 28, 1999
                           --------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

--------------------------------------------------------------------------------------------------------
  CUSIP NUMBER 00091823H1                                            PAGE    2     OF    10     PAGES
                                                                          --------    ---------
--------------------------------------------------------------------------------------------------------
           1.            NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

                         Financial Institution Partners, Ltd. /  91-1908299

--------------------------------------------------------------------------------------------------------
           2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                             (a)
                                                                                             (b)
--------------------------------------------------------------------------------------------------------
           3.            SOURCE OF FUNDS

                         OO
--------------------------------------------------------------------------------------------------------
           4.            IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e)

                         NO
--------------------------------------------------------------------------------------------------------
           5.            CITIZENSHIP OR PLACE OF ORIGIN

                         Organized: State of Nevada
--------------------------------------------------------------------------------------------------------
  NUMBER OF                  6.     SOLE VOTING POWER
  SHARES
  OWNED BY                          749,735 SHARES
  EACH                  --------------------------------------------------------------------------------
  REPORTING                         SHARED VOTING POWER
  PERSON WITH                7.
                        --------------------------------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             8.
                                    749,735 SHARES
                        --------------------------------------------------------------------------------

                             9.     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------

          10.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         749,735 SHARES

--------------------------------------------------------------------------------------------------------
          11.            DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                         NO

--------------------------------------------------------------------------------------------------------
          12.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                         7.1 %

--------------------------------------------------------------------------------------------------------
          13.            TYPE OF REPORTING PERSON

                         OO
--------------------------------------------------------------------------------------------------------



Page 2 of 10 Pages

ITEM 1.  SECURITY AND ISSUER

         The class of security to which this statement relates is the common stock, no par value per share (the "Shares"), of VIB Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 1498 Main Street, El Centro, California, 92243.

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is Financial Institution Partners, Ltd., referred to herein as the "Reporting Person." The Reporting Person is a Nevada limited liability company formed for the purpose of investing in, among other things, the equity securities of various financial institutions.

         Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Reporting Person, as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the Reporting Person.

         Neither the Reporting Person, nor any of its executive officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 28, 1999, the Bank of Stockdale, F.S.B. ("Stockdale") was merged into BOS Interim Bank, F.S.B., a wholly owned subsidiary of the Issuer (the "Merger Transaction"). As a result of the merger, all of the shares of Stockdale beneficially owned by the Reporting Person were exchanged for Shares of the Issuer (at an exchange ratio of 1.943 to 1).

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person has acquired the Shares for investment purposes and as set forth below:

         (a) The Reporting Person may independently acquire additional Shares or dispose of some or all of its Shares.

         (b)  None

         (c)  None.





Page 3 of 10 Pages

         (d)  None.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) Schedule 2 hereto, which is incorporated by reference herein, sets forth, as of March 2, 1999, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 10,527,734 Shares outstanding as of that date) as to the Reporting Person.


         (c) Schedule 3 of the Schedule 13D filed on February 18, 1999 (referenced in Item 5(c)) incorrectly reflected the nature of the January 28, 1999 Merger Transaction. Schedule 3 incorrectly stated that the Reporting Person acquired the Shares on February 3, 1999 through purchases at prices ranging from $3.3968 to $4.8913 a Share. In fact, the Shares were acquired by the Reporting Person on January 28, 1999 through an exchange of the Reporting Person's shares of Stockdale for Shares of the Issuer (at an exchange ratio of 1.943 to 1) and the prices simply reflected the Reporting Person's carryover basis, adjusted to reflect the exchange ratio. As a result of the January 28, 1999 stock exchange, the Reporting Person exchanged 385,865 shares of Stockdale for 749,735 Shares of the Issuer.

         (d)  None.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.





Page 4 of 10 Pages

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit A - Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)





Page 5 of 10 Pages

                                   Signatures


         After reasonable inquiry and to the best of his/its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                                                   FINANCIAL INSTITUTION PARTNERS, Ltd.,

                                                   By:              /s/  Eric D. Hovde
                                                            ---------------------------------------------------
                                                            Eric D. Hovde
                                                   Its:     Manager



                                                   By:             /s/   Steven D. Hovde
                                                            ---------------------------------------------------
                                                            Steven D. Hovde
                                                   Its:     Manager


Dated:         3/2/99
        --------------------------





Page 6 of 10 Pages

                                   SCHEDULE 1


                                      INFORMATION RELATING TO REPORTING PERSON
                                      -----------------------------------------

                                                            PRINCIPAL BUSINESS AND
                                                            ADDRESS OF PRINCIPAL BUSINESS
         NAME                                                OR PRINCIPAL OFFICE
         ----                                                ----------------------------------
Financial Institution Partners, Ltd.                        Limited liability company formed to make
                                                            investments primarily in equity securities of financial institutions.
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Organized: State of Nevada



                           INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING PERSONS
                           --------------------------------------------------------------------------------

 NAME                                       PRINCIPAL OCCUPATION
 ADDRESS                                    BUSINESS ADDRESS                      CITIZENSHIP
 -------                                    ----------------                      -----------
 Steven D. Hovde(1)                         Investment banker                     U.S.
 1629 Colonial Parkway                      Hovde Financial, Inc.
 Inverness, Illinois 60067                  1629 Colonial Parkway
                                            Inverness, Illinois 60067
                                            Investment banking firm

 Eric D. Hovde(2)                           Investment banker                     U.S.
 1826 Jefferson Place, NW                   Hovde Financial, Inc.
 Washington, D.C. 20036                     1826 Jefferson Place, NW
                                            Washington, D.C. 20036
                                            Investment banking firm





-----------------------

(1) Steven D. Hovde is a Manager of Financial Institution Partners, Ltd.
(2) Eric D. Hovde is a Manager of Financial Institution Partners, Ltd.

Page 7 of 10 Pages

                                   SCHEDULE 2

         The following table sets forth the number and approximate percentage of Shares beneficially owned by the Reporting Person. The Reporting Person has sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which it possesses beneficial ownership.

                                                                             APPROXIMATE
NAME                                       NUMBER OF SHARES                  PERCENTAGE
----                                       ----------------                  ----------
Financial Institution                      749,735                           7.1 %
Partners, Ltd.





Page 8 of 10 Pages

                                 EXHIBIT INDEX

                                                                            Page
Exhibit A        Consent Agreement to 17 C.F.R. Section 13d-1(f)(1)         10




Page 9 of 10 Pages

                                                                       EXHIBIT A

          Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)

         Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.


                                           FINANCIAL INSTITUTION PARTNERS, Ltd.,

                                           By:             /s/  Eric D. Hovde
                                                   ---------------------------------------------------
                                                   Eric D. Hovde
                                           Its:    Manager


                                           By:             /s/  Steven D. Hovde
                                                   ---------------------------------------------------
                                                   Steven D. Hovde
                                           Its:    Manager


Dated:         3/2/99
        --------------------------





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